                   Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation	Ownership
A.M. Castle & Co. (Canada) Inc.	British Columbia	100%

A.M. Castle & Co. (Singapore) Pte. Ltd.	Singapore	100%

A.M. Castle Metal Materials (Shanghai) Co., Ltd.	Peoples Republic of China	100%

A.M. Castle Metals UK Limited	United Kingdom	100%

Castle Metals de Mexicali, S.A. de C.V.	Mexico	100%

Castle Metals de Mexico, S.A. de C.V.	Mexico	100%

Castle Metals France S.A.S.	France	100%

Castle Metals UK Limited	United Kingdom	100%

HY-Alloy Steels Company	Delaware	100%

Keystone Service Inc.	Indiana	100%

Keystone Tube Company, LLC	Delaware	100%

Total Plastics, Inc.	Michigan	100%